SUN LIFE FINANCIAL MAINTAINS ITS INTEREST IN CI FINANCIAL INCOME FUND

Toronto (June 22, 2007) – Sun Life Financial Inc. (TSX/NYSE:SLF) announced today that it has acquired 2,300,000 trust units of CI Financial Income Fund (“CI”), representing approximately 1.65% of those outstanding. Together with its existing holdings of 14,110,900, Sun Life now has ownership and control of 16,410,900 CI trust units, representing approximately 11.8% of those outstanding. Sun Life also has ownership and control of 88,198,995 exchangeable limited partner units of Canadian International LP which are exchangeable into CI trust units on a one-for-one basis at any time. Sun Life’s aggregate holdings of trust units and exchangeable limited partner units represent an ownership interest in CI of approximately 36.5%. Sun Life’s interest in CI had recently decreased slightly as a result of CI’s purchase of Rockwater Capital Corporation. Today’s purchase re-establishes Sun Life’s previous ownership interest in CI.

The trust units were acquired from CI by private placement for investment purposes. Sun Life Financial may from time to time acquire additional securities of CI in the open market, by private agreement or otherwise.

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2007, the Sun Life Financial group of companies had total assets under management in excess of CDN$446 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Media Relations Contact:

Susan Jantzi

Senior Manager

External Communications & Corporate Affairs

Tel: 519-888-3160

susan.jantzi@sunlife.com

Investor Relations Contact:

Kevin Strain

Vice-President, Investor Relations

Tel: 416-204-8163

investor.relations@sunlife.com